UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON FEBRUARY 29, 2012

DATE, TIME AND PLACE:

February 29, 2012, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira and José Roberto Mendonça de Barros – Directors. Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez and Mrs. Viviane Senna Lalli - Directors were absent due to justified reasons. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) approve the Ombudsman Report related to the second semester of 2011 and the corrective measures, for purposes of complying with the provisions of Article 31, items V and VI, of the Company’s Bylaws and article 2, items V and VI of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (b)  approve the Company’s Consolidated Financial Statements related to the fiscal year ended on December 31, 2011, elaborated in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board, pursuant to items VII and X of article 17 of the Company´s Bylaws; (c) propose to general meeting to change the term of payment of dividends and interest on equity regarding the year of 2012 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors, pursuant to item X and XVIII of article 17 of the Company´s Bylaws; (d) approve the amendment of the Rules of Procedures of the Compensation and Appointment Committee, to adequacy the Resolution #3.921, of November 25, 2012 of the National Monetary Council, pursuant to item XXVIII of the article 17 of the Company´s Bylaws; (e)    approve the proposal of amendment of the Company´s Bylaws, to preview the Executive Committee and the description of the main responsibilities, pursuant item III, of article 17 of Company´s Bylaws and item I of article 122 of Law #6.404/76 and (f)  know the economics-financials results of the Company relative to February, 2012.

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[Free English Translation]

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a)        Approved, pursuant to items V and VI of Company´s Bylaws, the Report of the Ombudsman relative to the second half of 2011 to attendant to article 2, section V and VI of Resolution 3849 of March 25, 2010 of the National Monetary Council.

It is registered that Mr. Miguel Lopes, Ombudsman of the Company, to render clarifications related to item (a) of the Agenda;

(b)       Approved, pursuant to items VII and X of article 17 of Company´s Bylaws, the Company’s Consolidated Financial Statements related to the fiscal year ended on December 31, 2011, elaborated in according to the International Financial Reporting Standards as issued by the International Accounting Standards Board.

(c)        Approved, pursuant to item X and XVIII of article 17 of the Company´s Bylaws, the proposal to change the term of payment of dividends and interest on equity regarding the year of 2012 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors. Referred proposal of chance the term, has the main objective give transparency to the shareholders of the remuneration structure, pursuant to the Company´s financial strategy and the efficiency of the administrative and financial costs. This proposal shall be submitted for approval on the General Meeting of the Company, to be called opportunely;

(d)       Approved, pursuant to item XXVIII of the article 17 of the Company´s Bylaws, the amendment of the Rules of Procedures of the Compensation and Appointment Committee, to adequacy the Resolution #3.921, of November 25, 2012 of the National Monetary Council;

(e)        Approved, pursuant to item III, of article 17 of Company´s Bylaws and item I of article 122 of Law #6.404/76, the proposal of amendment of the Company´s Bylaws, to preview the Executive Committee and the description of the main responsibilities, pursuant to the proposal of the Board of Executive Officers of February 28, 2012. This proposal shall be submitted for approval on the General Meeting of the Company, to be called opportunely for consideration of other matters; and

(f)        Finally,  knew the economics-financials results of the Company relative to February, 2012.

Through approval of the proposals of the items (c) and (e), the Directors authorized the Executive Board to take all necessary measures to call for the Extraordinary General Meeting.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, February 29, 2012. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  José de Menezes Berenguer Neto; José de Paiva Ferreira and José Roberto Mendonça de Barros. Marco Antônio Martins de Araújo Filho – Secretary.

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[Free English Translation]

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 29, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer